Exhibit 99.1

EARNINGS PRESS RELEASE

MakeMyTrip delivers its highest-ever quarterly Gross Bookings, Revenue and Profit

Q3 EBITDA grew by +105.6% YoY to $29.4 Million

National, January 23, 2024 (NASDAQ: MMYT) — MakeMyTrip Limited, India’s leading travel service provider, today announced its unaudited financial and operating results for its fiscal third quarter ended December 31, 2023 as attached herewith and available at www.sec.gov/ and on our website at http://investors.makemytrip.com.

Business & Financial Highlights | Q3 FY24

	Q3 FY24 ($ Million)	Q3 FY23 ($ Million)	YoY Change (Constant Currency)[2]
Gross Bookings	2,088.3	1,738.2	21.7%
Revenue as per IFRS	214.2	170.5	26.9%
Adjusted Margin[1]
Air Ticketing	79.2	70.2	14.2%
Hotels and Packages	98.8	72.0	38.8%
Bus Ticketing	26.9	20.3	33.8%
Others	13.0	9.6	36.8%
EBITDA	29.4	14.3
Results from Operating Activities	22.6	7.5
Adjusted Operating Profit (Loss)[1] (also referred to as Adjusted EBIT)[3]	33.4	19.7
Profit / (Loss) for the period	24.2	0.2

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We delivered our highest-ever quarterly Gross Bookings, Revenue and Profit on the back of strong travel demand during this seasonally strong quarter.
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Gross Bookings grew by 21.7% YoY in constant currency2 to $2,088.3 million in Q3 FY24 from $1,738.2 million in Q3 FY23.
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Revenue as per IFRS grew by 26.9% YoY in constant currency2 to $214.2 million in Q3 FY24 from $170.5 million in Q3 FY23.
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EBITDA grew by 105.6% YoY to $29.4 million in Q3 FY24 compared to $14.3 million in Q3 FY23.
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Adjusted Operating Profit1 registered growth of 69.5% YoY and reached $33.4 million in Q3 FY24 compared to $19.7 million in Q3 FY23.

Commenting on the results, Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, said,

“During this seasonally strong quarter, we witnessed robust demand for leisure travel across all domestic and international destinations leading to the highest-ever quarterly gross bookings, revenue, and profit for the Group. We are excited about the opportunities that lie ahead of us, as the travel and tourism sector is a focus area for the Indian government and is expected to benefit from increased investments in travel infrastructure. Additionally, from a consumer perspective, the growing disposable incomes of the middle class in India are expected to continue driving India’s travel and hospitality growth in the coming years. We remain committed to excellence and innovation, aiming to meet and exceed the diverse travel aspirations of Indian consumers.”

Notes:

(1)
This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(2)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year. This is a non-IFRS measure. Reconciliations of IFRS measures to Non-IFRS financial measures and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(3)
Adjusted Operating Profit is commonly referred to among investors and analysts in India as Adjusted EBIT.